Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended
	March 31,
	2010(1)(2)		2009(1)(3)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(11,298)		$(3,825)
Fixed charges	29,540		28,688
Amortization of capitalized interest	—		3
	18,242		24,866
Subtract:
Distributions to noncontrolling interest holders	1,264		2,317
	1,264		2,317
Earnings	$16,978		$22,549

Fixed Charges:
Interest expense	$23,601		$23,110
Portion of rentals deemed to be interest	5,939		5,578
	$29,540		$28,688

Ratio of earnings to fixed charges	0.6	x	0.8	x

(1)

For the three months ended March 31, 2010 and 2009, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $12.6 million and $6.1 million, respectively, less than fixed charges.

(2)	Loss before income taxes and noncontrolling interest includes restructuring charges of $1.4 million.
(3)	Loss before income taxes and noncontrolling interest includes restructuring charges of $443,000.